UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File No.: 001-13259
CUSIP No.: 902974 10 4

[ ] Form 10-K	[ ] Form 20-F	[ ] Form 11-K	[X] Form 10-Q	[ ] Form N-SAR	[ ] Form N-CSR

     For Period Ended: March 31, 2003

     [  ] Transition Report on Form 10-K

     [  ] Transition Report on Form 20-F

     [  ] Transition Report on Form 11-K

     [  ] Transition Report on Form 10-Q

     [  ] Transition Report on Form N-SAR

     For the Transition Period Ended:

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

U S Liquids Inc.

Full Name of Registrant

Former Name if Applicable

411 N. Sam Houston Parkway East, Suite 400

Address of Principal Executive Office (Street and Number)

Houston, Texas 77060-3545

City, State and Zip Code

PART II — Rules 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/ /	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/ /	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

/ /	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

On April 29, 2003, the Registrant announced that it intends to take a charge that will require the restatement of prior years’ results of operations. This charge relates to an internal review of accounting issues at one of the Registrant’s business units. Although the Registrant’s investigation is not complete, it appears that the income before income taxes of the business unit was overstated in the aggregate amount of $2.1 million over the three-year period ending December 31, 2002. The overstatement was primarily due to the accounting for job costs and inventory held for sale. The Registrant’s review of these improper accounting entries is continuing and, therefore, the quarterly report on Form 10-Q could not be filed within the prescribed time period.

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PART IV — OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification.

Cary M. Grossman	(281)	272-4500

(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

/X/ Yes / / No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

/X/ Yes / / No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described above, the Registrant believes that the operating results of the Registrant for the three-year period ending December 31, 2002 have been overstated in the aggregate amount of $2.1 million. However, the Registrant’s investigation of this matter has not been completed and, therefore, the Registrant is unable to quantify the exact amount of the total overstatement or the amount of the overstatement for the quarter ended March 31, 2002.

U S Liquids Inc.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 2003	By: /s/ Cary M. Grossman Cary M. Grossman, Chief Financial Officer

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